FORM 6-K

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

REPORT OF FOREIGN PRIVATE ISSUER
Pursuant to Rule 13a-16 or 15d-16 of
The Securities Exchange Act of 1934

Report on Form 6-K for the month of September, 2001

ETABLISSEMENTS DELHAIZE FRÈRES ET CIE “LE LION” S.A.
(Exact Name of Registrant as Specified in Its Charter)

DELHAIZE BROTHERS
AND CO. “THE LION” ESTABLISHMENT
(Translation of Registrant’s Name into English)

RUE OSSEGHEM 53
B-1080 BRUSSELS, BELGIUM
(Address of Principal Executive Offices)

     Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F [X]    Form 40-F [ ]

     Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes [ ]     No [X]

     If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-________

Table of Contents

Page

Press Release, dated September 6, 2001, of Etablissements Delhaize Frères et Cie “Le Lion” S.A. (“Delhaize Group”)	3

Delhaize America, Inc. unaudited consolidated financial statements for the second quarter 2001	11

[DELHAIZE GROUP LOGO]

SEPTEMBER 6, 2001	FOR IMMEDIATE RELEASE

Contacts:	Guy Elewaut:	+ 32 (0)2 412 29 48

+ 32 (0)477 50 07 96

	Geoffroy d’Oultremont:	+ 32 (0)2 412 83 21

	Amy Shue (U.S. investors):	+ 1 (704) 633-8250, ext. 2529

	Ruth Kinzey (U.S. media):	+ 1 (704) 633-8250, ext. 2118

DELHAIZE GROUP REPORTS STRONG SECOND QUARTER RESULTS 2001
EBITDA increase by 53.7%, Cash EPS by 15.4%

BRUSSELS, Belgium, September 6, 2001 – Delhaize Group (Euronext Brussels: DELB, NYSE: DEG), the Belgian international food retailer, reported today an increase of cash earnings per outstanding share by a strong 15.4% to EUR 1.07 in the second quarter of 2001. Delhaize Group’s sales rose by 39.8% to EUR 5.5 billion, and its earnings before interest, taxes, depreciation and amortization (EBITDA) increased by 53.7% to EUR 412.7 million. This resulted in a solid EBITDA margin for Delhaize Group of 7.5% (6.8% in the second quarter of 2000), positioning Delhaize Group as one of the most profitable international food retailers.

“The second quarter of 2001 was a milestone in the history of our Group”, said Pierre-Olivier Beckers, President and Chief Executive Officer of Delhaize Group. “Delhaize Group closed successfully the share exchange with Delhaize America and the listing on the New York Stock Exchange. These not only gave us a more attractive financial and operational structure, but were also managed without distraction of the operations. Delhaize America continued its strong operational performance and synergy development between its banners, resulting in an increase of Delhaize America's EBITDA margin to 8.5% of sales, up from 7.5% in the previous year. Delhaize Belgium had strong growth, in both sales and EBITDA.”

In the second quarter of 2001, Delhaize Group achieved sales of EUR 5.5 billion, an increase of 39.8% over the second quarter of the prior year. These results include since July 31, 2000, the sales of Hannaford Bros. Organic sales growth was 3.0% (excluding acquisitions, divestitures, currency fluctuations and adjusted for the 13th week at Delhaize America in the second quarter of 2001). During the second quarter of 2001, Delhaize Group extended its sales network with 38 stores to a total of 2,440 outlets.

Compared to 2000 figures adjusted for Delhaize America results on a thirteen-week basis, the sales increase amounted to 31.3%. In the second quarter of 2000, Delhaize America’s results were for a twelve week quarter. In 2001, Delhaize America has adjusted its calendar to four thirteen week quarters to align with Delhaize Group.

In the second quarter of 2001, Delhaize Group’s earnings before interest, taxes, depreciation and amortization (EBITDA) increased by 53.7% to EUR 412.7 million. Compared to 2000 figures adjusted for Delhaize America’s results on a thirteen-week basis, the increase amounted to 46.8%. In the second quarter of 2001, Delhaize Group posted an EBITDA margin of 7.5% of sales compared to 6.8% in the second quarter of 2000.

For the thirteen-week period ended June 30, 2001, Delhaize Group posted earnings before goodwill amortization and exceptional items of EUR 86.9 million compared to EUR 48.3 million in the second quarter of 2000, an increase of 80.1%. In the second quarter of 2001, per outstanding share Delhaize Group’s cash earnings increased by 15.4% to EUR 1.07. Compared to 2000 figures adjusted for Delhaize America results on a thirteen-week basis, the increase in cash earnings per outstanding share amounted to 12.2%.

In the second quarter of 2001, net earnings after goodwill amortization and exceptional items of Delhaize Group was EUR 46.8 million, an increase by 1.5% compared to EUR 46.1 million the previous year. Per outstanding share, reported earnings amounted to EUR 0.58 in the second quarter of 2001, compared to EUR 0.89 in the second quarter of 2000, a decrease of 35.0%. Compared to 2000 figures adjusted for Delhaize America results on a thirteen-week basis, the decrease amounted to 36.1%. The decrease is the result of higher financial expenses and amortization of goodwill related to the acquisition of Hannaford Bros. and the share exchange with Delhaize America, and one-time costs due to the share exchange of Delhaize Group with Delhaize America and the listing on the New York Stock Exchange.

During the twenty six-week period ended June 30, 2001, cash earnings amounted to EUR 133.3 million compared to a total of EUR 90.1 million in the same period of 2000, an increase of 48.0%. Per outstanding share, cash earnings increased by 15.4% from

EUR 1.73 in the first half of 2000 to EUR 2.00 in the same period in 2001. In the first half of 2001, Delhaize Group reported earnings were EUR 73.5 million compared to EUR 86.2 million in the same period of 2000, a decrease of 14.7%. Per outstanding share, reported earnings were EUR 1.10 in the first half of 2001 compared to EUR 1.66 in the same period of 2000, or a decrease of 33.5% due to the same reasons as mentioned for the second quarter results.

Delhaize Group is confident in its existing guidance for 2001. Delhaize Group expects in 2001 an increase of its sales network by 192 stores (+ 8.4%) to a total of 2,502 stores. Sales are expected to exceed EUR 20 billion, while earnings before interest, taxes, depreciation and amortization are expected to rise by 20 to 25%. Cash earnings per outstanding share are expected to increase by 15 to 20% (on the assumption of a full year 2001 average exchange rate of 1 EUR = 0.96 USD and without a significant share buyback).

GEOGRAPHICAL OVERVIEW

In the geographical overview is given the contribution to the Group results of the different geographical operations. “Other European operations” include the contributions of Alfa-Beta (Greece), Delvita (Czech Republic and Slovakia) and Mega Image (Romania).

United States

In the thirteen-week period ended June 30, 2001, sales of Delhaize America stood at USD 3.7 billion (EUR 4.3 billion), an increase of 28.9% over the comparable thirteen-week period of the prior year. Comparable store sales (which include relocations and expansions) for the thirteen-week period increased 0.1%. At the end of the second quarter of 2001, Delhaize America was operating 1,443 supermarkets. During the quarter, 20 new stores, including two relocated stores, were added, while 59 stores were remodeled or expanded.

Earnings before interest, taxes, depreciation and amortization increased by 46.4% over the comparable thirteen-week period of the prior year to USD 318.0 million (EUR 364.4 million). The EBITDA margin increased from 7.5% to 8.5% of sales.

In the second quarter of 2001, the contribution of Delhaize America to the cash earnings of Delhaize Group were USD 67.0 million (EUR 76.8 million), an increase by 106.3% compared to USD 32.5 million (EUR 34.8 million) in the comparable thirteen-week period in 2000. Second quarter reported earnings amounted to USD 45.5 million (EUR 52.1 million) compared to USD 32.0 million (EUR 34.3 million) in the comparable thirteen-week period in 2000.

Second quarter’s strong results reflect continuing gross margin improvement over the last several quarters and good cost control. The benefits of the merger with Hannaford Bros. continue to be realized as planned. Delhaize America achieved approximately USD 14 million in benefits from best practices and synergy development in the second quarter of 2001 for a total of USD 34 million achieved since the July 31, 2000 merger date. The USD 40 million synergies targeted for the first full year after the acquisition of Hannaford Bros., will be exceeded.

Delhaize Group feels comfortable with its earlier announced guidance on the U.S. activities. In 2001, sales of Delhaize America are expected to grow approximately 17-18%, with comparable store sales growth to be 1.5-2.0%. In 2001, EBITDA of Delhaize America is expected to increase between 25 and 30%.

On September 6, 2001, Delhaize Group will file with the Securities and Exchange Commission a Form 6-K disclosing the separate financial statements for Delhaize America for the quarter ended June 30, 2001. It will be available on the Delhaize Group website at www.delhaizegroup.com.

In the second quarter of 2001, Super Discount Markets achieved sales of USD 69.1 million (EUR 79.2 million) and an EBITDA of USD 0.1 million (EUR 0.1 million). As of the end of the second quarter of 2001, Super Discount Markets was operating 30 Cub Foods supermarkets or Save-A-Lot discount stores.

Europe

In the second quarter of 2001, the Belgian operations of Delhaize Group achieved sales of EUR 801.8 million, an increase of 8.0%. Delhaize Belgium continued to increase its market share through successful merchandising initiatives in existing stores and the growth of its sales network (especially affiliated stores under the banner AD Delhaize). Comparable store sales increased by

4.8%. The Belgian sales network was extended with six AD Delhaize, Proxy Delhaize, Delhaize City and Shop ’n Go stores, four Di stores and two Tom & Co stores. EBITDA were up by 5.8% to EUR 42.9 million, resulting in an EBITDA margin of 5.3%.

During the second quarter of 2001, sales in the other European operations of Delhaize Group (Greece, Czech Republic, Slovakia and Romania) were up by 28.3% to EUR 317.8 million. EBITDA decreased by 29.7% to EUR 10.6 million. At the end of June 2001, Delhaize Group operated 230 stores in its other European operations, including 105 stores in Greece, 99 in the Czech Republic, 16 in Slovakia and ten in Romania.

Asia

Sales of the operating companies of Delhaize Group in Asia rose during the second quarter of 2001 by 24.2% to EUR 45.3 million. EBITDA amounted to EUR 0.9 million, compared to EUR –1.0 million for the second quarter of 2000. In the second quarter of 2001, the sales network increased by seven stores to a total of 78 stores, including 22 in Thailand, 25 in Indonesia and 31 in Singapore.

REPORT OF THE STATUTORY AUDITORS

We have conducted a limited review of the half year accounts of Delhaize Group as at 30 June 2001. Our limited review did not reveal any significant adjustments which would be required to be made to the half year accounts as presented.

Deloitte & Touche Reviseurs d’Entreprises, represented by Mr James Fulton.

DEFINITIONS

•	Cash earnings: reported earnings plus goodwill amortization, store closings charges in the normal course of business and exceptional items

•	Cash EPS: cash earnings divided by the weighted average number of shares outstanding during the period

•	Comparable store sales: sales from the same stores, including relocations and expansions

•	EBITDA: earnings before interest, taxes, depreciation and amortization

•	Organic sales growth: sales growth excluding sales from acquisitions, divestitures and currency fluctuations

DELHAIZE GROUP

Delhaize Group is a food retailer headquartered in Belgium, and listed on Euronext Brussels and the New York Stock Exchange. At the end of the second quarter of 2001, Delhaize Group’s sales network consisted of 2,440 stores in ten countries on three continents. In 2000, Delhaize Group achieved sales of EUR 18.2 billion (USD 16.8 billion) and net earnings of EUR 160.7 million (USD 148.1 million). Delhaize Group employs approximately 152,000 persons.

This press release is available in English, French and Dutch. For more information, visit the Delhaize Group website at www.delhaizegroup.com. Questions can be sent to investor@delhaizegroup.com.

Some of the statements in this press release and other written and oral statements made from time to time by Delhaize Group and its representatives are "forward-looking statements" within the meaning of Section 27A of the Securities Act of 1933, as amended, and Section 21E of Securities Exchange Act of 1934, as amended, and involve a number of risks and uncertainties. These statements include, but are not limited to, statements about strategic options, future strategies and the anticipated benefits of these strategies. These statements are based on Delhaize Group's current expectations. Delhaize Group's actual results could differ materially from those stated or implied in such forward-looking statements. Risks and uncertainties that could cause actual results to differ materially from those stated or implied by such forward-looking statements are described in Delhaize Group's Annual Report on Form 20-F for the year ended December 31, 2000 and other periodic filings made by Delhaize Group with the U.S. Securities and Exchange Commission, which risk factors are incorporated herein by reference. Delhaize Group disclaims any obligation to update developments of these risk factors or to announce publicly any revision to any of the forward-looking statements contained in this release, or to make corrections to reflect future events or developments.

Delhaize Group will conduct an investor’s conference call at 3:00 p.m. CET (9:00 a.m. EST) on Thursday September 6, 2001. The conference call will be broadcast live over the internet from 3:00 p.m. CET (9:00 a.m. EST) at www.delhaizegroup.com. An audio replay of this webcast will be available at the same website starting at 8:00 p.m. CET (2:00 p.m. EST) on September 6, 2001.

FINANCIAL CALENDAR

October 26, 2001	Third quarter 2001 results

January 9, 2002	Preliminary sales figures 2001

February 21, 2002	Annual results 2001

Second Quarter 2001 Figures

INCOME STATEMENT(1)	(in millions of EUR)	2nd Q 2001		2nd Q 2000	2001/2000

Sales		5,496.9		3,932.0	+39.8	% (2)

EBITDA (FIFO)		412.7		268.6	+53.7%

EBITDA margin		7.5%		6.8%	—

Depreciation		(137.7)		(94.8)	+45.3%

Amortization of goodwill and intangibles		(35.5	) (3)	(3.1)	N.A.

Store closings in the normal course of business		(3.1)		0 (4)	—

Operating result (EBIT)		236.5		170.6	+38.6%

EBIT margin		4.3%		4.3%	—

Financial income / (expense)		(124.3)		(47.2)	+163.7%

Current earnings		112.2		123.5	-9.2%

Exceptional income / (expense)		(16.7	) (5)	0.3	—

Earnings before income taxes		95.5		123.7	-22.8%

Income taxes		(46.8)		(45.6)	+2.6%

Net earnings from consolidated companies		48.7		78.1	-37.7%

Minority interests		(1.9)		(32.0)	-94.2%

Reported earnings		46.8		46.1	+1.5%

Cash earnings		86.9		48.3	+80.1	% (6)

Reported EPS (in EUR)		0.58		0.89	-35.0%

Cash EPS (in EUR)		1.07		0.93	+15.4%

Weighted average number of shares outstanding		81,186,075		52,017,376	+56.1%

Number of shares outstanding at the end of the 2nd quarter (7)		92,392,704		52,025,125	+77.6%

(1)	Delhaize America is fully consolidated since April 26, 2001. Hannaford Bros. is consolidated since July 31, 2000. Trofo is consolidated since January 1, 2001.

(2)	Organic sales growth: +3.0%.

(3)	Pending an external appraisal of the assets and liabilities of Delhaize America, goodwill for an amount of EUR 720 million is temporary amortized over a period of 20 years.

(4)	In the second quarter of 2000, Delhaize Group posted store closing charges of EUR 4.1 million in the normal course of business.

(5)	One-time costs related to the share exchange with Delhaize America.

(6)	+66.2% at identical currency rates.

(7)	Delhaize Group bought back in the second quarter of 2001 317,200 own shares and issued 40,360,979 shares.

GEOGRAPHICAL		Sales			EBITDA
CONTRIBUTION

(in millions)		2nd Q 2001	2nd Q 2000	2001/2000	2nd Q 2001	2nd Q 2000	2001/2000	% of Sales

United States (1)	USD	3,790.3	2,719.7	+39.4%	318.5	199.9	+59.4%	8.4%

of which Delhaize America		3,721.2	2,647.1	+40.6%	318.0	198.5	+60.2%	8.5%

Belgium	EUR	801.8	742.3	+8.0%	42.9	40.5	+5.8%	5.3%

Rest of Europe (2)	EUR	317.8	247.7	+28.3%	10.6	15.1	-29.7%	3.3%

Asia (3)	EUR	45.3	36.5	+24.2%	0.9	(1.0)	—	1.9%

Corporate	EUR	—	—	—	(4.7)	(0.1)	—

TOTAL	EUR	5,496.9	3,932.0	+39.8%	412.7	268.6	+53.7%	7.5%

(1)	Thirteen-week period in 2001 compared to a twelve-week period in 2000. Hannaford Bros. is consolidated since July 31, 2000. Average exchange rate second quarter 2000: 1 EUR = USD 0.9344 — Average exchange rate second quarter 2001: 1 EUR = USD 0.8725.

(2)	Alfa-Beta, Delvita and Mega Image. The results of 2000 include P.G. (France), that was divested in September 2000, the results of 2001 Trofo (Greece), that was acquired in January 2001. Because Trofo was not consolidated in the first quarter 2001 results of Delhaize Group, the first half year 2001 results of Trofo are fully consolidated in the second quarter 2001 results of Delhaize Group.

(3)	Food Lion Thailand, Super Indo and Shop N Save.

Half Year 2001 Figures

INCOME STATEMENT (1)	(in millions of EUR)	1st Half 2001		1st Half 2000	2001/2000

Sales		10,490.5		7,483.5	+40.2	% (2)

EBITDA (FIFO)		778.8		510.8	+52.5%

EBITDA margin		7.4%		6.8%	—

Depreciation		(272.2)		(179.5)	+51.7%

Amortization of goodwill and intangibles		(62.1	) (3)	(5.8)	N.A.

Store closings in the normal course of business		(5.0)		0 (4)	—

Operating result (EBIT)		439.5		325.5	+35.0%

EBIT margin		4.2%		4.4%	—

Financial income / (expense)		(228.7)		(86.0)	+165.9%

Current earnings		210.8		239.4	-12.0%

Exceptional income / (expense)		(40.9	) (5)	(0.3)	—

Earnings before income taxes		169.9		239.1	-29.0%

Income taxes		(77.2)		(87.5)	-11.8%

Net earnings from consolidated companies		92.7		151.6	-38.8%

Minority interests		(19.2)		(65.4)	-70.6%

Reported earnings		73.5		86.2	-14.7%

Cash earnings		133.3		90.1	+48.0	% (6)

Reported EPS (in EUR)		1.10		1.66	-33.5%

Cash EPS (in EUR)		2.00		1.73	+15.4%

Weighted average number of shares outstanding		66,689,437		52,017,150	+28.2%

Number of shares outstanding at the end of the 1st half (7)		92,392,704		52,025,125	+77.6%

(1)	Delhaize America is fully consolidated since April 26, 2001. Hannaford Bros. is consolidated since July 31, 2000. Trofo is consolidated since January 1, 2001.

(2)	Organic sales growth: +4.8%.

(3)	Pending an external appraisal of the assets and liabilities of Delhaize America, goodwill for an amount of EUR 720 million is temporary amortized over a period of 20 years.

(4)	In the first half of 2000, Delhaize Group posted store closing charges of EUR 8.3 million in normal course of business

(5)	One-time costs by Delhaize America related to the acquisition of Hannaford Bros. and one-time costs by Delhaize Group related to the share exchange with Delhaize America.

(6)	+38.2% at identical currency rates.

(7)	Delhaize Group bought back in the first half of 2001 317,200 own shares and issued 40,360,979 shares.

GEOGRAPHICAL CONTRIBUTION		Sales			EBITDA

	(in millions)	1st H 2001	1st H 2000	2001/2000	1st H 2001	1st H 2000	2001/2000	% of Sales

United States (1)	USD	7,460.7	5,270.1	+41.6%	611.3	406.1	+50.5%	8.2%

of which Delhaize America		7,319.0	5,126.4	+42.8%	610.7	403.3	+51.4%	8.3%

Belgium	EUR	1,572.9	1,442.1	+9.1%	82.7	66.9	+23.7%	5.3%

Rest of Europe (2)	EUR	523.7	481.5	+8.8%	21.1	23.8	-11.3%	4.0%

Asia (3)	EUR	88.2	71.5	+23.3%	1.0	(0.3)	—	1.1%

Corporate	EUR	—	—	—	(6.5)	(2.5)	+156.4%

TOTAL	EUR	10,490.5	7,483.5	+40.2%	778.8	510.8	+52.5%	7.4%

(1)	Twenty six-week period in 2001 compared to a twenty four-week period in 2000. Hannaford Bros. is consolidated since July 31, 2000. Average exchange rate first half 2000: 1 EUR = USD 0.9602 — Average exchange rate first half 2001: 1 EUR = USD 0.8983.

(2)	Alfa-Beta, Delvita and Mega Image. The results of 2000 include P.G. (France), that was divested in September 2000, the results of 2001 (Greece), that was acquired in January 2001.

(3)	Food Lion Thailand, Super Indo and Shop N Save.

BALANCE SHEET (in millions of EUR)	June 30, 2001	December 31, 2000

Assets

Fixed Assets	8,905.3	7,487.4

Goodwill	4,059.4	3,050.2

Other intangible assets	690.7	618.6

Tangible assets	4,126.9	3,792.1

Financial assets	28.3	26.4

Current assets	3,013.8	2,910.3

Inventories	1,956.8	1,864.4

Receivables and other assets	765.3	772.8

Treasury shares	20.7	—

Cash and short term investments	271.0	273.1

Total Assets	11,919.1	10,397.7

Liabilities

Group Equity	3,929.3	2,874.4

Shareholder’s equity	3,891.6	1,364.7

Minority interests	37.7	1,509.7

Provisions and deferred tax liabilities	511.4	578.6

Long-term debt	4,666.3	1,350.2

of which financial debt	4,652.1	1,338.8

Current liabilities	2,812.1	5,594.5

of which financial liabilities	647.0	3,523.3

Total liabilities	11,919.1	10,397.7

CASH FLOW STATEMENT (in millions of EUR)	June 30, 2001	December 31, 2000

Operating Activities

Income before minority interests	92.7	256.3

Adjustments for non-cash items	619.2	856.7

Changes in working capital requirement	209.5	(82.0)

Additions to (uses of) provisions for liabilities and deferred taxation	—	62.9

Interests paid	(175.3)	(269.0)

Income taxes paid	1.4	(154.4)

Net cash provided by operating activities	747.5	670.5

Investing Activities

Purchase of shares in consolidated companies, net of cash and cash equivalents acquired	(64.4)	(2,949.0)

Purchase of intangible, tangible and financial assets, net of sales	(271.6)	(453.7)

Sale of shares in consolidated companies, net of cash and cash equivalents disposed of	—	71.0

Other investing activities	10.3	1.3

Net cash used in investing activities	(325.7)	(3,330.4)

Financing Activities

Proceeds from the exercise of share warrants and stock options	14.3	5.6

Treasury shares repurchased	(20.0)	—

Additions to (repayments of) long-term loans (net of direct financing costs)	2,986.0	(76.1)

Additions to (repayments of) short-term loans	(3,002.5)	2,703.3

Dividends and directors remuneration paid (incl. div. from subs to minority interests)	(144.7)	(117.2)

Loss on derivative instruments	(238.3)	—

Net cash provided by (used-in) financing activities	(405.2)	2,515.6

Effect of foreign exchange translation differences and change in scope of consolidation	12.0	14.5

Net increase (decrease) in cash and cash equivalents	28.6	(129.9)

Cash & cash equivalents at beginning of period	233.9	363.8

Cash & cash equivalents at end of period	262.5	233.9

NUMBER OF STORES		2001 Planned	2nd Q 2001	1st Q 2001	2000

U.S	Food Lion, Hannaford, Kash n' Karry	1,459	1,443	1,425	1,420

	Cub Foods, Save-A-Lot	30	30	30	30

Belgium	Supermarket Delhaize "Le Lion",

	Delhaize City, AD Delhaize,

	Proxy Delhaize, Shop 'n Go,

	Di, Tom & Co	685	659	647	615

Greece	Alfa-Beta, Trofo(1)	105	105	106	53

Czech Republic	Delvita, Sama	101	99	98	99

Slovakia	Delvita	19	16	15	15

Romania	Mega Image	11	10	10	10

Thailand	Food Lion	29	22	19	18

Indonesia	Super Indo	30	25	22	20

Singapore	Shop N Save	33	31	30	30

GROUP TOTAL		2,502	2,440	2,402	2,310

(1)	Excluding ENA-franchised stores.

DELHAIZE AMERICA, INC.
CONSOLIDATED STATEMENTS OF INCOME

(Unaudited)
For the 13 and 12 Weeks ended June 30, 2001 and June 17, 2000
(Dollars in thousands except per share amounts)

		Pro forma
	13 Weeks	13 Weeks	12 Weeks
	Jun 30, 2001	Jul 1, 2000	Jun 17, 2000
	(A)	(B)	(C)	A%	B%	C%

Net sales and other revenues	$3,726,933	$3,613,206	$2,649,637	100.00	100.00	100.00

Cost of goods sold	2,777,990	2,742,369	2,015,817	74.54	75.90	76.08

Selling and administrative expenses	770,852	713,822	503,416	20.68	19.76	19.00

Asset impairment provision	—	—	—	0.00	0.00	0.00

Store closing provision	1,750	4,123	3,872	0.05	0.11	0.15

Merger expense	4,623	4,332	2,710	0.12	0.12	0.10

Operating income	171,718	148,560	123,822	4.61	4.11	4.67

Interest expense	90,515	84,401	28,344	2.43	2.34	1.07

Income before income taxes	81,203	64,159	95,478	2.18	1.77	3.60

Provision for income taxes	38,029	30,934	36,285	1.02	0.85	1.37

Net income	$43,174	$33,225	$59,193	1.16	0.92	2.23

EBITDA (FIFO)	$309,866	$272,399	$198,602	8.31	7.54	7.50

Note: Pro forma consolidated statements of income for the thirteen and twenty-six week periods ended July 1, 2000 are presented to reflect the impact of the calendar change to a thirteen week calendar quarter and to include the results of operations of Hannaford Bros. Co. which was acquired on July 31, 2000.

DELHAIZE AMERICA, INC.
CONSOLIDATED STATEMENTS OF INCOME

(Unaudited)
For the 26 and 24 Weeks ended June 30, 2001 and June 17, 2000
(Dollars in thousands except per share amounts)

		Pro forma
	26 Weeks	26 Weeks	24 Weeks
	Jun 30, 2001	Jul 1, 2000	Jun 17, 2000
	(D)	(E)	(F)	D%	E%	F%

Net sales and other revenues	$7,329,847	$6,978,004	$5,131,225	100.00	100.00	100.00

Cost of goods sold	5,480,193	5,249,416	3,864,966	74.77	75.23	75.32

Selling and administrative expenses	1,513,641	1,413,761	998,879	20.65	20.26	19.47

Asset impairment provision	—	—	—	0.00	0.00	0.00

Store closing provision	3,500	8,497	7,997	0.05	0.12	0.15

Merger expense	28,005	5,334	2,944	0.38	0.08	0.06

Operating income	304,508	300,996	256,439	4.15	4.31	5.00

Interest expense	171,998	165,304	55,374	2.34	2.37	1.08

Income before income taxes	132,510	135,692	201,065	1.81	1.94	3.92

Provision for income taxes	61,483	64,279	76,408	0.84	0.92	1.49

Net income	$71,027	$71,413	$124,657	0.97	1.02	2.43

EBITDA (FIFO)	$591,894	$543,524	$401,580	8.08	7.79	7.83

Note: Pro forma consolidated statements of income for the thirteen and twenty-six week periods ended July 1, 2000 are presented to reflect the impact of the calendar change to a thirteen week calendar quarter and to include the results of operations of Hannaford Bros. Co. which was acquired on July 31, 2000.

DELHAIZE AMERICA, INC.
CONSOLIDATED BALANCE SHEETS
(Unaudited)

(Dollars in thousands except per share amounts)	June 30, 2001	December 30, 2000	June 17, 2000

Assets

Current assets:

Cash and cash equivalents	$125,742	$135,636	$100,099

Receivables	175,373	204,695	197,916

Income tax receivable	16,665	82,483	35,768

Inventories	1,300,690	1,260,532	1,178,395

Prepaid expenses	25,849	49,409	50,896

Deferred tax assets	49,996	49,996	55,611

Total current assets	1,694,315	1,782,751	1,618,685

Property and equipment, net	2,819,631	2,825,241	2,107,368

Deferred tax asset	—	—	—

Intangible assets, net	3,859,619	3,275,718	250,360

Other assets	67,540	43,086	26,112

Total assets	$8,441,105	$7,926,796	$4,002,525

Liabilities and Shareholders’ Equity

Current liabilities:

Short-term borrowings	$71,000	$2,740,000	$235,000

Accounts payable	800,564	762,552	599,083

Accrued expenses	357,849	339,837	253,995

Capital lease obligations – current	31,564	30,622	25,137

Long term debt- current	127,077	126,196	1,987

Other liabilities – current	64,124	64,494	46,348

Total current liabilities	1,452,178	4,063,701	1,161,550

Long-term debt	3,043,749	455,240	426,654

Capital lease obligations	599,836	600,472	505,322

Deferred income taxes	174,824	153,018	7,421

Other liabilities	200,795	213,206	141,761

Total liabilities	5,471,382	5,485,637	2,242,708

Shareholders’ equity:

Class A non-voting common stock	53,149	52,998	39,983

Class B voting common stock	37,645	37,645	37,645

Comprehensive income/loss	(130,360)	—	—

Additional paid-in capital	1,458,280	841,961	156,097

Retained earnings	1,551,009	1,508,555	1,526,092

Total shareholders’ equity	2,969,723	2,441,159	1,759,817

Total liabilities and shareholders’ equity	$8,441,105	$7,926,796	$4,002,525

DELHAIZE AMERICA, INC.
CONSOLIDATED STATEMENTS OF CASH FLOWS

(Unaudited)
For the 26 and 24 Weeks ended June 30, 2001 and June 17, 2000
(Dollars in thousands)

	26 Weeks	24 Weeks

	June 30, 2001	June 17, 2000

Cash flows from operating activities
Net income	$71,027	$124,657

Adjustments to reconcile net income to net cash provided by operating activities:

Depreciation and amortization	254,699	130,315

Non-cash portion of merger expense	21,682	—

Non-cash portion of debt amortization fees	403	—

Non-cash portion of comprehensive loss amortization	3,814	—

(Gain) loss on disposals of property and capital lease terminations	(639)	840

Deferred income taxes	(954)	—

Other	1,972	—

Changes in operating assets and liabilities:

Receivables	29,322	12,190

Income tax receivable	65,818	(6,712)

Inventories	37,869	(20,700)

Prepaid expenses	1,878	(3,920)

Other assets	(936)	(3,118)

Accounts payable	38,012	26,143

Accrued expenses	18,012	(50,467)

Income taxes payable	—	—

Other liabilities	(1,663)	9,366

Total adjustments	469,289	93,937

Net cash provided by operating activities	540,316	218,594

Cash flows from investing activities
Capital expenditures	(190,915)	(156,343)

Proceeds from disposal of property	5,975	1,292

Direct costs associated with acquisition	—	(3,239)

Other investment activity	(816)	(9,508)

Net cash used in investing activities	(185,756)	(167,798)

Cash flows from financing activities
Net (payments) proceeds under short-term borrowings	(2,669,000)	(67,000)

Proceeds from issuance of long-term debt	2,600,000	—

Principal payments on long-term debt and capital lease obligations	(25,872)	(13,470)

Direct financing costs	(23,105)	(20,242)

Dividends paid	(28,572)	(44,541)

Parent common stock repurchased	(9,463)	—

Proceeds from issuance of Parent common stock for options	5,629	835

Loss on derivative instruments	(214,071)	—

Net cash used in financing activities	(364,454)	(144,418)

Net (decrease) increase in cash and cash equivalents	(9,894)	(93,622)

Cash and cash equivalents at beginning of period	135,636	193,721

Cash and cash equivalents at end of period	$125,742	$100,099

Non-cash investing and financing activities:

Excess purchase price related to parent acquisition	642,961	—

LIFO adjustment related to parent acquisition	78,027	—

Capitalized lease obligations incurred for store properties	21,128	41,107

Capitalized lease obligations terminated for store properties	5,560	1,120

Adjustment to goodwill and store closing	11,118	—

The Company considers all highly liquid investment instruments purchased with an original maturity of three months or less to be cash equivalents.

DELHAIZE AMERICA, INC.

Financial and Statistical Data
(Dollars in millions)
(unaudited)

	Second Quarter ended			Year to Date
	Pro forma			Pro forma

	June 30,	July 1,	June 17,	June 30,	July 1,	June 17,
	2001	2000	2000	2001	2000	2000

Operating cash flow:

Net income	$43.2	$33.2	$59.2	$71.0	$71.4	$124.7

Add (subtract):

Income taxes	38.0	30.9	36.3	61.5	64.3	76.4

Interest expense	90.5	84.4	28.3	172.0	165.3	55.4

Depreciation	101.8	89.9	64.0	201.6	177.8	126.0

Amortization of intangible assets	29.4	23.6	2.2	53.1	47.0	4.3

Asset impairment provision	—		—	—	—	—

Store closing provision	1.8	4.1	3.9	3.5	8.5	8.0

Merger expense	4.6	4.3	2.7	28.0	5.3	2.9

LIFO expense	0.6	2.0	2.0	1.2	3.9	3.9

Total operating cash flow (FIFO EBITDA)	$309.9	$272.4	$198.6	$591.9	$543.5	$401.6

As a percent of sales	8.3%	7.5%	7.5%	8.1%	7.8%	7.8%

Calculation of cash earnings :

Net income	$43.2	$33.2	$59.2	$71.0	$71.4	$124.7

Add back, net of tax:

Store closing provision	1.1	2.5	2.4	2.2	5.3	5.0

Asset impairment provision	—	—	—	—	—	—

Merger expense	2.9	2.7	1.7	17.4	3.3	1.8

Amortization of intangibles:

-related to the Hannaford acquisition	19.3	19.3	—	38.7	38.7	—

-related to the Parent acquisition	4.9	—	—	4.9	—	—

-other	1.5	1.5	1.4	2.9	2.9	2.7

Cash earnings	$72.9	$59.2	$64.7	$137.1	$121.6	$134.2

Other information:

Stores opened	20		19	29		29

Stores acquired	0		0	0		0

Stores closed	2		4	6		5

Stores renovated	59		39	85		56

Total stores				1443		1300

Capital expenditures	$105.9		$88.0	$190.9		$156.3

Total square footage (in millions)				52.5		44.9

Square footage increase				17%		10%

SIGNATURES

     Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned hereunto duly authorized.

ETABLISSEMENTS DELHAIZE FRÈRES ET CIE “LE LION” S.A.

Date: September 6, 2001	By:	/s/ Michael R. Waller

Name: Michael R. Waller

Title: Senior Vice President